

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 17, 2008

Allegheny Technologies Incorporated
Attention: Jon D. Walton, Executive Vice President
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222-5479

Re: Allegheny Technologies Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
Definitive Proxy Statement
Filed March 25, 2008
File No. 001-12001

Dear Mr. Walton:

We have reviewed your letter dated July 11, 2008 and have the following comment.

Proxy Statement for 2008 Annual Meeting of Stockholders

Grants of Plan-Based Awards for 2007, page 41

2007 Annual Incentive Plan, page 42

1.   We have reviewed and carefully considered your response to comment 1 in our letter dated June 27, 2008. Please elaborate on your "competitive harm" analysis. Your July 11, 2008 letter did not provide us with sufficient information to evaluate whether you have a basis to withhold disclosure of the Other AIP Targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. For each of the Other AIP Targets, please tell us why disclosure of the target would be likely to cause you substantial competitive harm. Please be detailed and specific in your response.

You may contact Dieter King at (202) 551-3338, or me at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director